UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A
Amendment No. 3
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PRAECIS PHARMACEUTICALS INCORPORATED
(Name of Subject Company (Issuer))
Pilgrim Acquisition Corporation
and
GlaxoSmithKline plc
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(together with the associated preferred stock purchase rights)
(Title of Class of Securities)

739421402
(CUSIP Number of Class of Securities)

Donald F. Parman, Esq.
GlaxoSmithKline
One Franklin Plaza (FP 2355)
200 N. 16th Street
Philadelphia, Pennsylvania 19102
(215) 741-4000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Victor I. Lewkow, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$61,013,590	$6,529

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 12,202,718 shares of common stock, par value $0.01 per share, of PRAECIS PHARMACEUTICALS INCORPORATED outstanding on a fully diluted basis, consisting of: (a) 10,744,643 shares of common stock issued and outstanding, and (b) 1,458,075 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options, and (ii) the tender offer price of $5.00 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.000107.

Items 1 through 11.
Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX
EX-99.A.1.K: PRESS RELEASE

☑	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,529	Filing Party: Pilgrim Acquisition Corporation and GlaxoSmithKline plc
Form or Registration No.: Schedule TO-T	Date Filed: January 9, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
CUSIP Number:
739421402
     This Amendment No. 3 further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 9, 2007, as amended on February 7, 2007 and February 15, 2007 (the “Schedule TO”), by GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), and Pilgrim Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“SKB”) and an indirect wholly-owned subsidiary of GSK. This Amendment No. 3 is being filed on behalf of GSK and Purchaser.
     The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights, “Shares”), of PRAECIS PHARMACEUTICALS INCORPORATED, a Delaware corporation (“PRAECIS”), at a price of $5.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 9, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which were annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.
     This Amendment is the final amendment to the Schedule TO and, in accordance with Instruction H of the General Instructions to Schedule TO, constitutes GSK’s and Purchaser’s disclosure under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Shares Purchaser acquires in the Offer.
     The information set forth in the Offer to Purchase is incorporated by reference to all the items of this Amendment No. 3, except as set forth below. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
Items 1 through 11.
Items 1, 4, 8 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:
     “On February 16, 2007, GSK issued a press release announcing the completion of the Offer. The Depositary for the Offer has advised GSK and Purchaser that, as of the expiration of the subsequent offering period at 5:00 p.m., New York City time, on Thursday, February 15, 2007, a total of approximately 9,236,144 Shares were validly tendered to Purchaser and not withdrawn, representing approximately 85.95% of the Shares outstanding. Purchaser has accepted for payment all Shares that were validly tendered during the prior offering period and the subsequent offering period, and payment for such Shares will be made promptly, in accordance with the terms of the Offer.
     “GSK further announced Purchaser’s intention to exercise its option, under the terms of the Merger Agreement (the “top-up option”), to purchase directly from PRAECIS a number of additional shares sufficient to give Purchaser ownership of at least 90% of PRAECIS’ outstanding common stock, when combined with the shares purchased by Purchaser in the offer. Exercise of the top-up option thus will permit Purchaser to effect a short-form merger of Purchaser with and into PRAECIS under Delaware law. The full text of the press release issued by GSK is set forth as Exhibit (a)(1)(K) hereto and is incorporated by reference herein.
     “On February 16, 2007, pursuant to the exercise of the top-up option, Purchaser purchased directly from PRAECIS 4,348,860 additional Shares, at a purchase price of $5.00 per share. The Shares acquired by Purchaser pursuant to the top-up option, together with the Shares acquired by Purchaser pursuant to the Offer, total approximately 13,585,004 Shares, representing approximately 90% of the Shares outstanding.
     “Pursuant to the terms of the Merger Agreement, GSK expects to effect a short-form merger of Purchaser with and into PRAECIS as soon as practicable, without the need for a meeting of PRAECIS stockholders. Upon the effectiveness of the Merger, each outstanding Share not purchased in the Offer (other than Shares held in the treasury of PRAECIS, owned by SKB, Purchaser or any wholly-owned subsidiary of SKB or PRAECIS, or held by stockholders who properly demand and perfect appraisal rights under Delaware law) will by virtue of the Merger, and without action by the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required withholding taxes, payable to the holder thereof upon surrender of the certificate formerly representing such Share. As a result of the Merger, PRAECIS will become a wholly-owned subsidiary of GSK.”
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:
“(a)(1)(K) Text of press release issued by GSK on February 16, 2007”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2007

GlaxoSmithKline plc
By:	/s/ Victoria A. Whyte
Name:	Victoria A. Whyte
Title:	Deputy Secretary

Pilgrim Acquisition Corporation
By:	/s/ Donald F. Parman
	Name:	Donald F. Parman
	Title:	President and Secretary

EXHIBIT INDEX

Exhibit No.
(a)(1)(A)	Offer to Purchase, dated January 9, 2007*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Text of press release issued by GSK and PRAECIS, dated December 21, 2006 (incorporated by reference to Schedule TO filed by GSK and Purchaser with the Securities and Exchange Commission on December 21, 2006)*

(a)(1)(G)	Text of press release issued by GSK on January 9, 2007*

(a)(1)(H)	Form of summary advertisement, published January 9, 2007*

(a)(1)(I)	Text of press release issued by GSK on February 7, 2007**

(a)(1)(J)	Text of press release issued by GSK on February 15, 2007***

(a)(1)(K)	Text of press release issued by GSK on February 16, 2007

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2006, by and among Purchaser, PRAECIS and SKB*

(d)(2)	Confidential Disclosure Agreement, dated as of October 18, 2005, by and between SKB and PRAECIS*

(d)(3)	Confidentiality Agreement, dated as of November 10, 2006, by and between SKB and PRAECIS*

(g)	Not applicable

(h)	Not applicable

*	Previously filed on January 9, 2007 as an exhibit to the Schedule TO.

**	Previously filed on February 7, 2007 as an exhibit to Amendment No. 1 to the Schedule TO.

***	Previously filed on February 15, 2007 as an exhibit to Amendment No. 2 to the Schedule TO.